UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                                 MNI Group Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share

                         (Title of Class of Securities)


                                   553111105
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                 Page 1 of 10 Pages

                                                    SCHEDULE 13G

CUSIP No. 553111105                                     Page 2 of 10 Pages

1.       NAME OF REPORTING PERSON
                  WestMed Venture Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                  (a) /x/
                  (b) / /

3.       SEC USE ONLY

          4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER
                                     0

          6.      SHARED VOTING POWER
                                     211,973

          7.      SOLE DISPOSITIVE POWER
                                     0

          8.      SHARED DISPOSITIVE POWER
                                     211,973

          9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            211,973

          10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES
                  (SEE INSTRUCTIONS)  / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                            5.9%

          12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  PN

                                                           SCHEDULE 13G

CUSIP No. 553111105                                         Page 3 of 10 Pages

1.       NAME OF REPORTING PERSON
                  WestMed Venture Management, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                  (a) /x/
                  (b) / /

3.       SEC USE ONLY

          4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.       SOLE VOTING POWER
                                     0

                   6.      SHARED VOTING POWER
                                     211,973

                   7.      SOLE DISPOSITIVE POWER
                                     0

                   8.      SHARED DISPOSITIVE POWER
                                     211,973

          9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            211,973

          10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES
                  (SEE INSTRUCTIONS)   / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                            5.9%

          12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  PN

                                                           SCHEDULE 13G

CUSIP No. 553111105                                       Page 4 of 10 Pages

1.       NAME OF REPORTING PERSON
                  Medical Venture Holdings, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                  (a) /x/
                  (b) / /

3.       SEC USE ONLY

          4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.       SOLE VOTING POWER
                                     0

                   6.      SHARED VOTING POWER
                                     211,973

                   7.      SOLE DISPOSITIVE POWER
                                     0

                   8.      SHARED DISPOSITIVE POWER
                                     211,973

          9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            211,973

          10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES
                  (SEE INSTRUCTIONS)  / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                            5.9%

          12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  CO

                                                           SCHEDULE 13G

CUSIP No. 553111105                                         Page 5 of 10 Pages

1.       NAME OF REPORTING PERSON
                  Oppenheimer Holdings, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                  (a) /x/
                  (b) / /

3.       SEC USE ONLY

          4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.       SOLE VOTING POWER
                                     0

                   6.      SHARED VOTING POWER
                                     211,973

                   7.      SOLE DISPOSITIVE POWER
                                     0

                   8.      SHARED DISPOSITIVE POWER
                                     211,973

          9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            211,973

          10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES
                  (SEE INSTRUCTIONS)   / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                            5.9%

          12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  CO

                                                           SCHEDULE 13G

CUSIP No. 553111105                                        Page 6 of 10 Pages

1.       NAME OF REPORTING PERSON
                  Oppenheimer Group, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                  (a) /x/
                  (b) / /

3.       SEC USE ONLY

          4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.       SOLE VOTING POWER
                                     0

                   6.      SHARED VOTING POWER
                                     211,973

                   7.      SOLE DISPOSITIVE POWER
                                     0

                   8.      SHARED DISPOSITIVE POWER
                                     211,973

          9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            211,973

          10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES
                  (SEE INSTRUCTIONS)  / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                            5.9%

          12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  CO

Item 1(a)         Name of Issuer:
                  MNI Group Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  10 West Forest Avenue
                  Englewood, New Jersey 07631

Item 2(a)         Name of Persons Filing:

                  WestMed Venture Partners, L.P. (the "Partnership") WestMed Venture Management, L.P. (the "Managing General
                    Partner")
                  Medical Venture Holdings, Inc. ("MVH")
                  Oppenheimer Holdings, Inc. ("OHI")
                  Oppenheimer Group, Inc. ("OGI")

Item 2(b)         Address of Principal Business Office, or, if none, Residence:

                  200 Liberty Street
                  World Financial Center
                  Oppenheimer Tower
                  New York, New York 10281

Item 2(c)         Citizenship:

                    The information in Item 4 in the cover pages (pages 2 through 6) hereof is hereby incorporated by reference.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value per share ("Common Stock")

Item 2(e)         CUSIP No.:

                  553111105

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

Item 4            Ownership:

                  The information in Items 1 and 5 through 11 in the cover pages (pages 2 through 6) hereof is hereby incorporated by reference.

                  The Partnership is the direct beneficial owner of 211,973 shares (the "Shares") of Common Stock. The Managing General Partner is the managing general partner of the Partnership and, subject to the supervision of the other general partners of the Partnership, has the exclusive power and authority to manage and control the Partnership's venture capital investments. MVH is the sole general partner of the Managing General Partner. MVH is wholly-owned by OHI. OHI is an indirect wholly-owned subsidiary of OGI.

                  By virtue of the foregoing relationships, each of the Managing General Partner, MVH, OHI and OGI (collectively, the "Related Persons") may be deemed to share beneficial ownership of the Shares with the Partnership. Each of the Related Persons disclaims beneficial ownership of the Shares for all other purposes.

                  The Partnership and the Related Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended.

Item 5            Ownership of Five Percent or Less of a Class:
                  --------------------------------------------

                  Not applicable.

Item 6         Ownership of More Than Five Percent on Behalf of Another Person:
               ---------------------------------------------------------------

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:
                  ---------------------------------------------------------

                  Not applicable.

Item 9            Notice of Dissolution of Group:
                  ------------------------------

                  Not applicable.

Item 10           Certification:

                  Not Applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


         WestMed Venture Partners, L.P.
By:      WestMed Venture Management, L.P., the
           Managing General Partner
By:      Medical Venture Holdings, Inc., the
           General Partner

         WestMed Venture Management, L.P.
By:      Medical Venture Holdings, Inc., the
           General Partner


         Medical Venture Holdings, Inc.

By:      /s/ Philippe L. Sommer
         Name:    Philippe L. Sommer
         Title:   Executive Vice President


         Oppenheimer Holdings, Inc.

By:      /s/ Robert I. Kleinberg
         Name:    Robert I. Kleinberg
         Title:   Secretary


         Oppenheimer Group, Inc.

By:      /s/ Robert I. Kleinberg
         Name:    Robert I. Kleinberg
         Title:   Secretary


Date:    February 13, 1995

                      SCHEDULE 13G JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including all amendments thereto) with respect to the common stock, $.01 par value of MNI Group Inc. and further agree that this joint filing agreement be filed as an exhibit to their initial statement on Schedule 13G. In evidence thereof, the undersigned, being duly authorized, hereby execute this joint filing agreement this 13th day of February, 1995.


         WestMed Venture Partners, L.P.
By:      WestMed Venture Management, L.P., the
           Managing General Partner
By:      Medical Venture Holdings, Inc., the
           General Partner

         WestMed Venture Management, L.P.
By:      Medical Venture Holdings, Inc., the
           General Partner


         Medical Venture Holdings, Inc.

By:      /s/ Philippe L. Sommer
         Name:    Philippe L. Sommer
         Title:   Executive Vice President


         Oppenheimer Holdings, Inc.

By:      /s/ Robert I. Kleinberg
         Name:    Robert I. Kleinberg
         Title:   Secretary


         Oppenheimer Group, Inc.

By:      /s/ Robert I. Kleinberg
         Name:    Robert I. Kleinberg
         Title:   Secretary